NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of each of the 7.00% Structured Repackaged
Asset-Backed Trust Securities (STRATS) Callable
Certificates, Series 2007-2 issued by STRATS
Trust for BNSF Funding Trust I Securities,
Series 2007-2 (the ?STRATS Trust?) from
listing and registration on the Exchange at the opening of business on March 29, 2010, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the STRATS Trust is no longer suitable for continued listing and trading onthe Exchange.

As per the March 8, 2010 press release, the sole assets of the STRATS Trust are 6.613% Fixed
Rate/Floating Rate Trust Preferred Securities issued by BNSF Funding Trust I, an affiliate of Burlington Northern Santa Fe Corporation (?BNSF?).
The only assets of BNSF Funding Trust I are 6.613%
Fixed Rate/Floating Rate Junior Subordinated Notes, due December 15, 2055, issued by BNSF, and related proceeds. The STRATS Trust will be suspended because
Berkshire Hathaway Inc. acquired all of the outstanding common stock of BNSF on February 12, 2010, and BNSF subsequently filed a Form 15 with the Commission to deregister all of its publicly-traded securities and end its Exchange Act filing obligations. As the issuer of the securities representing the sole assets of the STRATS Trust is no longer an Exchange Act registrant, the Exchange believes that the STRATS Trust is no longer suitable for exchange trading and consequently has decided to suspend trading in the STRATS Trust and move to delist them from the Exchange.

The Exchange, on March 8, 2010, determined that the
STRATS Trust should be suspended from trading at the Close of the trading session on March 8, 2010, and directed the preparation and filing with the Commission of this application for the removal of the STRATS Trust from listing and registration on the Exchange. The STRATS Trust was notified by letter on March 9, 2010.

Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on March 8, 2010 of the suspension of trading in the STRATS Trust. Similar information was included on the Exchange's website.

The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its STRATS Trust, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On
March 11, 2010, the Company sent to the Exchange an e-mail stating that it does not intend to contest the suspension or delisting.